SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 8-A

                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g) OF THE
                            SECURITIES EXCHANGE ACT OF 1934


                               QUIXOTE CORPORATION

                      ___________________________________
             (Exact name of registrant as specified in its charter)


      Delaware                           36-2675371
 ________________________      _____________________________
(State of incorporation        (I.R.S. Employer Identification No.)
or organization)

One East Wacker Drive   Chicago, Illinois         60601
___________________________________________________________________________
  (Address of principal executive offices )     (Zip Code)



      Securities to be registered pursuant to Section 12(b) of the Act:


         Title of each class                   Name of each exchange on which
           to be registered                    each class is to be registered
             _______________                    ____________________________
                 N/A                                         N/A



       Securities to be registered pursuant to Section 12(g) of the Act:

                          Preferred Stock Purchase Rights
              ___________________________________________________
                                (Title of Class)

Item. 1    Description of Securities to be Registered
           ___________________________________________

          On June 30, 1998, the Board of Directors of Quixote Corporation (the Company ) declared a dividend distribution of one Right for each outstanding share of Quixote Common Stock to stockholders of record at the close of business on July 14, 1998. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a Unit ) of Series B Junior Participating Preferred Stock, no par value per share (the Preferred Stock ), at a Purchase Price of $40.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the Rights Agreement ) between the Company and BankBoston, N.A., as Rights Agent.

          Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an Acquiring Person ) has acquired, or obtained the right to acquire, beneficial ownership of more than 15% of the outstanding shares of Common Stock (the Stock Acquisition Date ) and (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after July 24, 1998 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 24, 2008 unless earlier redeemed by the Company as described below. The Rights shall not be exercisable, and shall be void so long as held, by a holder (a Non-qualified Holder ) in any jurisdiction where the requisite qualification to the issuance to such holder, or the exercise by such holder, of the Rights in such jurisdiction shall not have been obtained or be obtainable.

          As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

          In the event that a Person becomes the beneficial owner of more than 15% of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which at least a majority of the members of the Board of Directors who are not officers of the Company and who are not representatives, nominees, Affiliates or Associates of an Acquiring Person or Adverse Person determines to be fair to and otherwise in the best interest of the Company and its shareholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. However, rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

          For example, at an exercise price of $40.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $80.00 worth of Common Stock (or other consideration, as noted above) for $40.00. Assuming that the Common Stock had a per share value of $16.00 at such time, the holder of each valid Right would be entitled to purchase 5 shares of Common Stock for $40.00.

          In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer described in the second preceding paragraph), or (ii) more than 50% of the Company s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above), other than a Non-qualified Holder, shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the Triggering Events .

          The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          In general, at any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

          The Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement.

          As of July 14, 1998, there were 7,876,520 shares of Common Stock of the Company outstanding and 1,032,420 shares of Common Stock of the Company in the treasury. As of July 14, 1998, options to purchase 987,295 shares of Common Stock of the Company were outstanding. Each share of Common Stock of the Company outstanding at the close of business on July 14, 1998 will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board of Directors deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of certain stock options or under certain employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Ten thousand shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired.
The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by a majority of the directors who are not affiliated with the person making the offer, or willing to negotiate with the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten business days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

          In addition, provisions of the Company s Restated Certificate of Incorporation (the Certificate of Incorporation ) may have anti-takeover effects. The Certificate of Incorporation provides, among other things, for a classified Board of Directors divided into three classes and supermajority voting requirements in connection with certain transactions.

          The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the Form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

Item 2.          Exhibits.
                 _________

                1,2 Form of Rights Agreement, dated as of July 24, 1998 between Quixote Corporation and BankBoston, N.A. which includes as Exhibit B thereto the form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date (as that term is defined in the Rights Agreement).



                                      SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  July 23, 1998


                                                QUIXOTE CORPORATION

                                                By: /s/ Daniel P. Gorey
                                               ----------------------------
                                               Name: Daniel P. Gorey
                                               Title: Chief Financial Officer,
                                               Vice President and Treasurer



                                  EXHIBIT INDEX
                                 _________________




     Exhibit Number                                Description

     _______________                           ______________________


         1,2                               Form of Rights Agreement,

                                           dated as of July 24, 1998
                                           between Quixote Corporation
                                           and BankBoston, N.A. which
                                           includes as Exhibit B thereto
                                           the form of Rights Certificate.